UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Bell Industries, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

078 107 109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,428,526 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,428,526 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,428,526 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 25,863,426 shares into which a convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,428,526 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,428,526 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,428,526 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON OO

(1)
Consists of (a) 25,863,426 shares into which a convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,428,526 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,428,526 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,428,526 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 25,863,426 shares into which a convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,468,526 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,468,526 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,468,526 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (a) 25,863,426 shares into which a convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. is convertible within 60 days from the date hereof, (b) 565,100 shares owned directly by Newcastle Partners, L.P., (c) 10,000 shares owned directly by Mr. Schwarz and (d) 30,000 shares underlying options held by Mr. Schwarz that are exercisable within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 078 107 109

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned on June 26, 2003.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration

As of June 13, 2008, NP had invested (a) $1,111,465 (inclusive of brokerage commissions) in shares of Common Stock, and (b) an additional $11,137,321 (representing $10,000,000 initial principal amount and an additional $1,137,321 in paid in kind interest as of June 12, 2008) in the Convertible Note (as defined and described in Item 6 hereof), which is convertible into shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

As of June 13, 2008, Mark E. Schwarz had invested $20,000 in shares of Common Stock (10,000 shares acquired pursuant to the exercise of stock options) and directly owned options exercisable within 60 days from the date hereof into 30,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

Clinton J. Coleman does not currently beneficially own any shares of Common Stock.

Items 5(a) (b) and (c) are hereby amended in their entirety to read as follows:

Item 5.	Interest in Securities of the Issuer

Item 5(a).                      As of June 13, 2008, NP beneficially owned 26,428,526 shares of Common Stock (consisting of (i) 565,100 shares of Common Stock held directly by NP, and (ii) 25,863,426 shares issuable to NP upon conversion of the Convertible Note within 60 days from the date hereof), representing 76.6% of the Issuer’s outstanding shares of Common Stock.  The percentage ownership was calculated by dividing (i) the 26,428,526 shares of Common Stock beneficially owned by NP by (ii) the sum of (A) 8,650,224 shares of Common Stock outstanding as of June 13, 2008 as set forth in the Waiver Agreement (as defined and described in Item 6 hereof) and (B) 25,863,426 shares issuable to NP upon conversion of the Convertible Note within 60 days from the date hereof.

NP may not convert the indebtedness underlying the Convertible Note into a number of shares of Common Stock which, when added together with any other outstanding shares of Common Stock and any shares of Common Stock into which derivative securities of the Issuer are then convertible or exercisable, exceed the maximum number of authorized shares of Common Stock under the Issuer’s existing Articles of Incorporation .  Pursuant to the terms of the Convertible Note, the Issuer is required to seek the approval of its shareholders to increase its authorized shares to permit full conversion of the current $11,137,321 principal balance of the Convertible Note.  Upon obtaining such approval from the Issuer’s shareholders, the Convertible Note is expected to be convertible into at least an additional 29,823,179 shares of Common Stock (such number of shares representing the difference between the total number of shares issuable in respect of the current $11,137,321 outstanding principal amount of the Convertible Note at the Conversion Price (as defined in Item 6 hereof), less 25,863,426 shares (which 25,863,426 shares represents the difference between (x) the Issuer’s current 35,000,000 authorized shares of Common Stock and (y) the Issuer’s current outstanding shares of Common Stock plus shares underlying vested options as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008). At such time as when the Convertible Note becomes fully convertible and assuming there has been no change in the number of shares of Common Stock outstanding, NP shall be deemed to beneficially own an aggregate of at least 56,251,705 shares of Common Stock or 87.4% of the Issuer’s outstanding shares of Common Stock.

CUSIP NO. 078 107 109

In addition, since the Convertible Note provides for interest to be paid in kind at the rate of 4% per annum (subject to upward adjustment in certain circumstances, as further described in Item 6 hereof) as principal as of each interest quarterly payment date, the number of shares of Common Stock into which the Convertible Note is convertible will increase and accordingly the shares beneficially owned by NP in respect of the Convertible Note will increase over time to the extent the shareholders have voted in favor of an increase in the number of authorized shares of Common Stock.

As of June 13, 2008, each of NCM (as the general partner of NP), NCG (as the general partner of NCM), and Mark E. Schwarz (as managing member of NCG), may be deemed to beneficially own the shares of Common Stock beneficially owned by NP.  In addition, Mr. Schwarz directly owns (1) 10,000 shares of Common Stock and (2) options to purchase 30,000 shares of Common Stock that are exercisable within 60 days from the date hereof, which, together with the shares of Common Stock beneficially held by NP, represent approximately 76.6% of the Issuer’s outstanding shares of Common Stock.

Currently, Clinton J. Coleman does not beneficially own any shares of Common Stock.

Item 5(b).                      By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this Statement.

The filing of this Statement shall not be construed as an admission that any of NCM, NCG, Mr. Schwarz or Mr. Coleman is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 26,428,526 shares of Common Stock beneficially owned by NP.  Pursuant to Rule 13d-4 under the Act, NCM, NCG, Mr. Schwarz and Mr. Coleman each disclaims all such beneficial ownership.

Item 5(c).                      On June 13, 2008, the Issuer further amended and restated the Convertible Note as described in Item 6 hereof.

Item 6 is hereby amended in its entirety to read as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 31, 2007, NP purchased a convertible subordinated pay-in-kind promissory note (as amended and restated on March 12, 2007 and further amended and restated on June 13, 2008, the “Convertible Note”) in the original principal amount of $10,000,000 from the Issuer in a private placement pursuant to a purchase agreement dated as of January 31, 2007 between the Issuer and NP (the “Purchase Agreement”).  The outstanding principal balance and/or accrued but unpaid interest on the Convertible Note is convertible at any time by NP into shares of Common Stock at a conversion price (as amended, the “Conversion Price”), subject to adjustment.  The Convertible Note accrues interest at a per annum interest rate, subject to adjustment in certain circumstances, which interest accretes as principal on the Convertible Note as of each quarterly interest payment date.  In connection with the execution of the Waiver Agreement between NP and the Issuer (as described below) and the corresponding amendment and restatement of the Convertible Note on June 13, 2008, the Conversion Price was reduced to $.20 (from $3.81) per share of Common Stock (subject to adjustment), the Convertible Note’s interest rate was reduced to 4% (from 8%) per annum (subject to adjustment as described below) and the principal balance of the Convertible Note was restated at $11,137,321 (consisting of the original principal amount plus paid in kind interest as of June 12, 2008).

CUSIP NO. 078 107 109

The Convertible Note is scheduled to mature on January 31, 2017.  The Issuer has the right to prepay the Convertible Note on and following January 31, 2010 in an amount equal to 105% of the outstanding principal on the Convertible Note so long as the weighted average market price of the Common Stock for all trading days in the preceding 90 consecutive day period is greater than 200% of the Conversion Price.  The Issuer also has the option (subject to the consent of the Issuer’s senior lenders) to pay interest on the outstanding principal balance of the Convertible Note in cash at the lesser of (i) 8% per annum or (ii) the highest lawful interest rate permitted by applicable laws following January 31, 2009 if the weighted average market price of the Common Stock for all trading days in the preceding 90 consecutive day period is greater than 200% of the Conversion Price.  The Convertible Note cannot be converted into a number of shares of Common Stock which, when added together with any other outstanding shares of Common Stock and any shares of Common Stock into which derivative securities of the Issuer are then convertible or exercisable, exceed the maximum number of authorized shares of Common Stock under the Issuer’s existing Articles of Incorporation.  Pursuant to the terms of the Convertible Note, the Issuer is required to seek the approval of its shareholders to increase its number of authorized shares to permit full conversion of the principal balance of the Convertible Note.  If the approval is not received at the Issuer’s 2008 annual meeting of shareholders, the interest rate on the portion of the principal balance on the Convertible Note that cannot be converted by virtue of the foregoing restriction shall be increased to the lesser of (i) 14% per annum or (ii) the highest lawful interest rate permitted by applicable law.  In addition, upon the occurrence and during the continuance of an event of default under the Convertible Note, the interest rate under the Convertible Note shall be increased to the lesser of (i) 16% per annum or (ii) the highest lawful interest rate permitted by applicable law.  The Convertible Note contains representations, warranties and covenants (including financial covenants) customary for transactions of this nature.  In connection with the amendment and restatement of the Convertible Note, the covenants of the Issuer in the Convertible Note were amended.  The foregoing summary description is qualified in its entirety by reference to the actual terms of the Convertible Note.  A copy of the Convertible Note is filed herewith as Exhibit 99.7 and is incorporated herein by reference.

CUSIP NO. 078 107 109

At the time of original issuance of the Convertible Note, the Issuer, NP and the agent for the Issuer’s senior lenders agreed that the Issuer could grant a second priority lien on the Issuer’s real and personal property (the “Second Lien”) to NP to secure the Issuer’s obligations under the Convertible Note.  On March 12, 2007, the Issuer granted the Second Lien to NP pursuant to a security agreement (the “Security Agreement”) between the Issuer, Bell Industries, Inc., a Minnesota corporation and a wholly owned subsidiary of the Issuer (“Bell Minnesota”), and NP dated March 12, 2007.  In addition, at such time, the Issuer granted to NP a security interest in certain intellectual property pursuant to ancillary collateral documentation.  In connection with such transactions, NP and the agent for the Issuer’s senior lenders entered into an intercreditor and subordination agreement (as amended from time to time, the “Intercreditor Agreement”) providing for the subordination of the Convertible Note indebtedness to certain indebtedness under facilities provided by the Issuer’s senior lenders.  In connection with the execution of the Waiver and Amendment Agreement as of June 13, 2008 (the “Waiver Agreement”) by and between the Issuer, Bell Minnesota, and NP, the agent for the Issuer’s senior lenders and NP entered into the First Amendment to Intercreditor Agreement as of June 13, 2008 (the “First Amendment to Intercreditor Agreement”).  The summary description of the Security Agreement, the Intercreditor Agreement and the First Amendment to Intercreditor Agreement is qualified in its entirety by reference to the actual terms of such agreements.  Copies of each of the Security Agreement, the Intercreditor Agreement and the First Amendment to Intercreditor Agreement are filed herewith as Exhibit 99.5, Exhibit 99.6 and Exhibit 99.8, respectively, and are incorporated herein by reference.

Under the Purchase Agreement, in connection with the original purchase of the Convertible Note, the Issuer granted NP certain governance and other rights relating to the Issuer subject to NP beneficially owning at least 5% of the Issuer’s outstanding shares of Common Stock.  These rights include, but are not limited to, the following:

•	The right to designate two (2) individuals as members of the Board of Directors;

•	Representation by NP designees on all standing committees on which representation is permitted under applicable SEC or exchange rules;

•	Exemption from the advance notice requirements for director nominations and shareholder proposals contained in the Issuer’s Bylaws; and

•	Pre-emptive rights to acquire additional securities of the Issuer in the event of any proposed issuance of securities.

In addition, the Issuer agreed under the Purchase Agreement to exempt future NP transactions from interested shareholder voting requirements under the Issuer’s Articles of Incorporation and from any shareholder rights plan or similar defense mechanisms that may be adopted by the Issuer in the future.  The Purchase Agreement contains customary representations and warranties and indemnities in NP’s favor.  The foregoing summary description of the Purchase Agreement is qualified in its entirety by reference to the actual terms of such agreement.  A copy of the Purchase Agreement is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Pursuant to NP’s rights under the Purchase Agreement, Mr. Coleman was appointed to the Board of Directors of the Issuer (with Mr. Schwarz already then serving).  In addition, Mr. Coleman currently serves as the Issuer’s Interim Chief Executive Officer.

CUSIP NO. 078 107 109

In connection with the purchase of the Convertible Note, the Issuer and NP also entered into a Registration Rights Agreement as of January 27, 2007 (the “Registration Rights Agreement”) pursuant to which NP was granted demand and piggyback registration rights in respect of shares of Common Stock issued or issuable under the Convertible Note.  The foregoing summary description of the Registration Rights Agreement is qualified in its entirety by reference to the actual terms of such agreement.  A copy of the Registration Rights Agreement is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

On June 13, 2008, the Issuer, Bell Minnesota, and NP entered into the Waiver Agreement in connection with the sale by the Issuer of the assets of its Skytel business to Velocita Wireless, LLC.  Under the Waiver Agreement, NP agreed to consent to the sale of the Skytel business and to a specified future transaction under consideration by the Issuer (which transactions would otherwise be prohibited by covenants contained in the Convertible Note).  NP also agreed to permit the Issuer to repay the Convertible Note in full at 105% of the aggregate outstanding principal under the Convertible Note plus accrued and unpaid interest thereon for a period of 90 days following the date of execution of the Waiver Agreement (during which period NP has agreed not to convert the Convertible Note).  In connection with the execution of the Waiver Agreement and the amendment and restatement of the Convertible Note, NP and the agent for the Issuer’s senior lenders also entered into the First Amendment to Intercreditor Agreement to permit NP to purchase the senior lenders’ interest in the Issuer’s senior credit facility under certain circumstances.

Under the Waiver Agreement, the Issuer, Bell Minnesota, and NP also agreed that, so long as either (a) NP owns greater than 50% of the shares of Common Stock outstanding (which includes all shares of Common Stock issuable upon the conversion of the Convertible Note) or (b) greater than 50% of the initial principal amount of the Convertible Note remains outstanding, at NP’s election, the Issuer will provide that NP’s designees constitute 50% of the then outstanding current members of the Issuer’s Board of Directors (or, if the number of members of the Board of Directors is an odd integer, a number equal to the lowest integer that is greater than 50% of the then outstanding members). The foregoing rights are in addition to any rights in favor of NP set forth in the Purchase Agreement or under law.  The foregoing summary description of the Waiver Agreement is qualified in its entirety by reference to the actual terms of such agreement.  A copy of the Waiver Agreement is filed herewith as Exhibit 99.9 and is incorporated herein by reference.

Item 7 is hereby amended in its entirety to read as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated June 25, 2003 among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P. and Mark E. Schwarz (previously filed).

Exhibit 99.2
Joint Filing Agreement dated February 5, 2007 among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., Mark E. Schwarz and Clinton J. Coleman (previously filed).

CUSIP NO. 078 107 109

Exhibit 99.3	Purchase Agreement dated as of January 31, 2007 between Bell Industries, Inc. and Newcastle Partners, L.P. (previously filed).

Exhibit 99.4	Registration Rights Agreement dated as of January 27, 2007 between Bell Industries, Inc. and Newcastle Partners, L.P. (previously filed).

Exhibit 99.5	Security Agreement dated as of March 12, 2007 between Bell Industries, Inc., Bell Industries Inc. (a Minnesota corporation) and Newcastle Partners, L.P. (previously filed).

Exhibit 99.6	Intercreditor and Subordination Agreement dated as of March 12, 2007 by and between Newcastle Partners, L.P. and Wells Fargo Foothill, Inc. (previously filed).

Exhibit 99.7
Second Amended and Restated Convertible Promissory Note issued by Bell Industries, Inc. and Bell Industries Inc. (a Minnesota corporation), originally issued on January 31, 2007 and amended and restated on March 12, 2007 and as further amended and restated on June 13, 2008.

Exhibit 99.8	First Amendment to Intercreditor and Subordination Agreement dated as of June 13, 2008 by and between Newcastle Partners, L.P. and Wells Fargo Foothill, Inc.

Exhibit 99.9	Waiver and Amendment Agreement dated as of June 13, 2008 by and between Newcastle Partners, L.P., Bell Industries, Inc. and Bell Industries, Inc. (a Minnesota corporation).

CUSIP NO. 078 107 109

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2007	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner

	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
Mark E. Schwarz

/s/ Clinton J. Coleman
Clinton J. Coleman